Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

AETERNA ZENTARIS INC.

1.	Name and Address of Company

Aeterna Zentaris Inc. (the “Corporation”)

1405 du Parc-Technologique Boulevard

Quebec City, Québec

Canada, G1P 4P5

2.	Date of Material Change

October 17, 2012.

3.	News Release

On October 17, 2012, the Corporation issued a news release indicating the material change, which was disseminated in Canada on the Canada NewsWire service. A copy of such news release is attached hereto as Schedule A.

4.	Summary of Material Change

On October 11, 2012, the Corporation announced that it was commencing an underwritten public offering of units (the “Offering”), consisting of common shares and warrants to purchase common shares.

On October 12, 2012, the Corporation announced that it had priced the Offering of 6,600,000 units, with each unit consisting of one common share and 0.45 of a warrant to purchase one common share, at a purchase price of US$2.50 per unit. Each warrant was stated to be exercisable for a period of five years following the issuance thereof at an exercise price of US$3.45 per share.

The Offering was completed on October 17, 2012. At closing, the Corporation issued an aggregate of 6,600,000 common shares and 2,970,000 warrants for aggregate net proceeds of approximately US$15.2 million. The Offering was conducted pursuant to the terms and conditions of an underwriting agreement dated October 12, 2012 between the Corporation and Roth Capital Partners, LLC, as sole underwriter.

5.	Full Description of Material Change

The news release attached as Schedule A hereto sets forth a complete description of the Offering.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Further information regarding the matters described in this report may be obtained from Dennis Turpin, Senior Vice President and Chief Financial Officer. Mr. Turpin is knowledgeable about the details of the material change and may be contacted at (418) 652-8525.

9.	Date of Report

October 17, 2012.

SCHEDULE A

NEWS RELEASE

(October 17, 2012)

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881

www.aezsinc.com

Aeterna Zentaris Announces Closing of US$16.5 Million Public Offering of Common Shares and Warrants	Press Release For immediate release

Québec City, Canada, October 17, 2012 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”) today announced the closing of its previously announced public offering of 6.6 million units (the “Offering”) generating net proceeds of US$15.2 million, with each unit consisting of one common share and 0.45 of a warrant to purchase one common share, at a purchase price of US$2.50 per unit. Each warrant is exercisable for a period of five years at an exercise price of US$3.45 per share. Roth Capital Partners, LLC acted as the sole manager for the Offering.

The Company intends to use the net proceeds from the Offering to continue to fund its ongoing drug development activities, particularly for the continued development of perifosine in multiple myeloma and the advancement of its AEZS-108 and AEZS-130 programs, as well as for general corporate purposes and working capital.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Aeterna Zentaris

Aeterna Zentaris is an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs. The Company’s pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. For more information please visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Investor Relations

Ginette Beaudet Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com

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